October 4, 2006

Nelson Liao
Chief Executive Officer
AOB Biotech, Inc.
301 N. Lake Avenue, Suite 202
Pasadena, California 91101

> **Re:    AOB Biotech, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed September 14, 2006**
> **File No. 000-52221**

Dear Mr. Liao;

We have the following comments to your filing.  Please note that this filing will go effective automatically by operation of law on November 13, 2006.  Since it appears that this filing was made voluntarily, you should consider withdrawing it prior to effectiveness if comments are still outstanding.  You could then refile when you are prepared to resolve the comments.  Please file your request for withdrawal prior to the automatic effectiveness date.

Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1.  Description of Business, page 4

1.    We note your response to comment 6, where you identify AOB Capital, Inc., as a separate entity, yet your disclosure describes it as your predecessor company.  Please reconcile.

2.	We note your response to our prior comment 8.  We reissue the comment. Please explain whether you have received or sought any approvals from the Chinese Food and Drug Administration to date.

3.	Briefly describe the amounts and sources of your revenues to date and the major customers who accounted for those revenues.

Overview of Industry, page 4

4.	We note your response to our prior comment 9.  Please provide copies of the statements about the growth of the nutrition industry as described in the NBJ's Annual Industry Survey marked to show where the statements you cite are located.

Research and Development – Laboratory, page 7

5.	According to Note 2 to your financial statements, you have received $500,000 in advance in order to develop five formulas, and you have developed two of them already.  Expand here to disclose in more detail how many employees are engaged in the development of these products and how you developed two of them when you had no research and development expenditures for your fiscal year ended May 31, 2006.  Disclose whether there are any time limitations set for when the other three products must be developed.

Risk Factors, page 9

6.	Include a risk factor which addresses your reliance on a few customers, stating the percentage of revenues attributable to each material customer.  Discuss the fact that almost all your product sales for fiscal year ended May 31, 2006 were to Harbinger International, Inc., and the related accounts receivable.  Disclose the payment terms for Harbinger and the likelihood that you will collect on the accounts receivable.

Management's Discussion and Analysis or Plan of Operations, page 17

7.	Please expand your overview to discuss the most important operating issues or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results.  For example, discuss the nature of your consulting business and the transition to your new business operations.  Discuss the revenues you received to date from the SuperMax agreement and the development status of the three products you are obligated to develop for SuperMax.  Also discuss the extent to which sales to Harbinger contributed to your product revenues and your related accounts receivable, including the likelihood that they will be paid to you.

Results of Operations, page 17

8.      We reference your response to our prior comment number 12. We also reference the discussion on page 17 that the significant increase in revenues is attributable to two new business operations, product sales and formula development offset by a decrease in marketing consulting services. Please revise to clarify the new business operations, product sales or formula development and to discuss and quantify each of the significant factors that contributed to the significant revenue increase. The discussion should clearly identify your sources of revenues and how these changed each period with the related reasons for the changes.

Critical Accounting Policies and Estimates

9.   We re-issue our prior comment 16.  Your response states that you have revised this section as appropriate but the filing appears to have omitted the Critical Accounting Policies and Estimates section.   Please revise appropriately.

Certain Relationships…, page 20

10.    Supplementally confirm that neither SuperMax USA nor Harbinger are affiliates of the registrant and/or any of its officers, directors, or major shareholders, or expand to discuss any affiliation.

Financial Statements

11.    Please update the financial statements when required by Item 310(g) of Regulation S-B.

Note 2 – Summary of Significant Accounting Policies, page 29

Revenue Recognition, page 29

12.    We note your development agreement with SuperMax USA whereby you will formulate five food and nutritional supplement products.  You state that the fair value of the formula is $100,000 each.  Please tell us how you determined fair value for each of the products, clarify your accounting treatment for the revenue recognition for each product under the development agreement and include the basis for this treatment. In addition, disclose any continuing obligations with each of the products under the development agreement and how this was considered in determining the amount of revenue that should be recognize and deferred. .

Note 6- Business Concentrations, page 36

13.    Please revise to disclose the nature of the sales to Harbinger International and whether the related accounts receivable has been collected. Clarify whether there are any continuing obligations related to these sales. If the accounts receivable has

not been collected tell us the reasons and when you expect to collect these amounts.

Exhibits

14.     Please file your lease with AOB Commerce as an exhibit. Also, we note that your lease for your Seattle property seems to have expired. Please explain how you are still able to use that space.

15.     Exhibit 10.1 is identified in the exhibits index as a "Service and Consulting Development Agreement," but the exhibit filed is a "Development Agreement" with Super Max USA. Please reconcile and file any missing agreement. Also, please file the license agreement you entered into with Super Max USA.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or in his absence, Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,


Peggy Fisher
Assistant Director